Shanda Reports Third Quarter 2009 Unaudited Results

● ●
Third Quarter 2009 Net Revenues Increased 12% QoQ to US$202.5
Million£¬Non-GAAP Operating Income Increased 12% QoQ to US$87.1
Million£¬Non-GAAP Diluted Earnings per ADS US$1.08
First Nine Months of 2009 Net Revenues Increased 46% YoY to
US$545.8 Million, Non-GAAP Operating Income Increased 49% YoY to
US$233.7 Million, Non-GAAP Diluted Earnings per ADS US$2.82

Shanghai, China—December 1, 2009—Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2009.

Third Quarter 2009 Highlights(1)

•	Consolidated net revenues increased 48% year-over-year and 12% quarter-over-quarter to RMB1,382.9 million (US$202.5 million), compared to the Company’s previous guidance of quarter-over-quarter growth between 8% and 11%.

•	Shanda Games’ revenues increased 45% year-over-year and 10% quarter-over-quarter to RMB1,272.0 million (US$186.3 million).

•	Shanda Online’s revenues increased 38% year-over-year and 9% quarter-over-quarter to RMB283.3 million (US$41.5 million).

•	Other revenues increased 43% year-over-year and 24% quarter-over-quarter to RMB133.0 million (US$19.5 million).

•	Non-GAAP(2) operating income increased 51% year-over-year and 12% quarter-over-quarter to RMB595.0 million (US$87.1 million)

•	Non-GAAP(2) net income attributable to ordinary shareholders increased 49% year-over-year and 17% quarter-over-quarter to RMB519.6 million (US$76.0 million). Non-GAAP earnings per diluted ADS were RMB7.40 (US$1.08), compared with RMB4.78 in the third quarter of 2008 and RMB6.40 in the second quarter of 2009.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.8290 to US$1.00 as published by the People’s Bank of China on September 30, 2009. The percentages stated in this press release are calculated based on the RMB amounts.

(2) Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures”.

“Shanda achieved record high revenue during the third quarter of 2009,” said Tianqiao Chen, Chairman and Chief Executive Officer of Shanda. “Shanda just celebrated its 10-year anniversary last week on November 28th. Over the past decade, a powerful combination of the Internet, new technology, and our proprietary content has made Shanda into an engine of cultural creativity. It has been Shanda’s long-term vision to build up a leading role in the interactive entertainment industry.”

Conference Call and Webcast Notice

Shanda will host a conference call at 9:30 p.m. on December 1, 2009 Eastern Standard Time (10:30 a.m. on December 2, 2009 Beijing/Hong Kong time), to present an overview of the Company’s financial performance and business operations. A live webcast of the conference call will be available on the Company’s corporate website at http://www.snda.com.

Third Quarter 2009 Financial Results(1)
Net Revenues. In the third quarter of 2009, Shanda reported net revenues of RMB1,382.9 million (US$202.5 million), representing an increase of 48% from RMB936.5 million year-over-year and 12% from RMB1,237.2 million in the second quarter of 2009.

Shanda Games’ revenues, including MMORPGs and advanced casual games, were RMB1,272.0 million (US$186.3 million) in the third quarter of 2009, representing an increase of 45% from RMB878.3 million year-over-year and 10% from RMB1,158.5 million in the second quarter of 2009.

Shanda Online’s revenues in the third quarter of 2009 increased 38% year-over-year and 9% quarter-over-quarter to RMB283.3 million (US$41.5 million).

Other revenues including Shanda Literature, chess and board game platform, e-sports platform and other businesses in the third quarter of 2009 increased 43% year-over-year and 24% quarter-over-quarter to RMB133.0 million (US$19.5 million).

Gross Profit. Consolidated gross profit for the third quarter of 2009 was RMB983.4 million (US$144.0 million), representing a 44% increase from RMB683.5 million in the third quarter of 2008 and a 9% increase from RMB899.0 million in the second quarter of 2009. Gross margin was 71.1 % in the third quarter of 2009, compared with 73.0% in the third quarter of 2008 and 72.7% in the second quarter of 2009.

Shanda Games gross profit for the third quarter of 2009 was RMB754.0 million (US$110.4 million), representing a 45% increase from RMB519.4 million in the third quarter of 2008 and a 9% increase from RMB692.1 million in the second quarter of 2009. Shanda Games gross margin was 59.3% in the third quarter of 2009, compared with 59.1% in the third quarter of 2008 and 59.7% in the second quarter of 2009.

Shanda Online gross profit for the third quarter of 2009 was RMB230.3 million (US$33.7 million), representing a 34% increase from RMB172.3 million in the third quarter of 2008 and a 8% increase from RMB213.4 million in the second quarter of 2009. Shanda Online gross margin was 81.3% in the third quarter of 2009, compared with 84.2% in the third quarter of 2008 and 81.9% in the second quarter of 2009.

Other businesses gross profit for the third quarter of 2009 was RMB56.3 million (US$8.3 million), representing a 43% increase from RMB39.3 million in the third quarter of 2008 and compared with RMB56.5 million in the second quarter of 2009. Other business gross margin was 42.3% in the third quarter of 2009, compared with 42.2% in the third quarter of 2008 and 52.5% in the second quarter of 2009.

Operating Income. Operating income for the third quarter of 2009 was RMB510.7 million (US$74.8 million), an increase of 34% from RMB381.5 million in the third quarter of 2008 and a decrease of 1% from RMB513.4 million in the second quarter of 2009. Operating margin was 36.9% in the third quarter of 2009, compared with 40.7% in the third quarter of 2008 and 41.5% in the second quarter of 2009.

Non-GAAP(2) Operating Income. Non-GAAP operating income for the third quarter of 2009 was RMB595.0 million (US$87.1 million), an increase of 51% from RMB392.8 million in the third quarter of 2008 and an increase of 12% from RMB531.5 million in the second quarter of 2009. Non-GAAP operating margin was 43.0% in the third quarter of 2009, compared with 41.9% in the third quarter of 2008 and 43.0% in the second quarter of 2009.

Share-based compensation was RMB84.3 million (US$12.3 million) in the third quarter of 2009, compared with RMB11.3 million in the third quarter of 2008 and RMB18.1 million in the second quarter of 2009. The increase was mainly due to the one-time expenses related to the consummation of Shanda Games’ initial public offering.

Non-Operating Income. Net non-operating income for the third quarter of 2009 was RMB55.8 million (US$8.2 million), compared with RMB48.8 million in the third quarter of 2008 and RMB23.8 million in the second quarter of 2009. The quarter-over-quarter difference was primarily due to the difference in government financial incentives between the third quarter compared with the second quarter of 2009. Non-operating income contributed from government financial incentives amounted to RMB92.7 million (US$13.6 million) in the third quarter of 2009, compared with RMB40.6 million in the third quarter of 2008 and RMB36.5 million in the second quarter of 2009.

Income Tax Expense. Income tax expense for the third quarter of 2009 was RMB131.2 million (US$19.2 million), as compared with income tax expenses of RMB93.3 million in the third quarter of 2008 and RMB110.3 million in the second quarter of 2009.

Net Income Attributable to Ordinary Shareholders. Net income for the third quarter of 2009 was RMB435.3 million (US$63.7 million), an increase of 29% from RMB337.1million in the third quarter of 2008 and an increase of 2% from RMB426.9 million in the second quarter of 2009. Earnings per diluted ADS in the third quarter of 2009 were RMB6.18 (US$0.90), compared with RMB4.62 in the third quarter of 2008 and RMB6.14 in the second quarter of 2009.

Non-GAAP(2) Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the third quarter of 2009 was RMB519.6 million (US$76.0 million), an increase of 49% from RMB348.4 million in the third quarter of 2008 and an increase of 17% from RMB445.0 million in the second quarter of 2009. Non-GAAP earnings per diluted ADS in the third quarter of 2009 were RMB7.40 (US$1.08), compared with RMB4.78 in the third quarter of 2008 and RMB6.40 in the second quarter of 2009.

Recent Business Highlights

On September 3, 2009. Shanda Online announced executive appointments within its leadership team. Jiang Bian was named Vice President of operations. Qianghua Yu was named Chief Architect and Xinhua Ji has been named Chief Security Officer of Shanda Online.

On September 7, 2009, Shanda announced board changes. Bruno Wu resigned from the Board of Directors of the Company, effective September 1, 2009. Concurrently, Shanda announced the appointment of Mr. Kai Zhao to the Board of Directors of the Company.

On September 25, 2009, Shanda announced the initial public offering of American Depositary Shares (“ADSs”) of Shanda Games Limited has been declared effective by the United States Securities and Exchange Commission. The ADS was priced at US$12.50 per ADS and began trading on the NASDAQ Global Select Market on September 25, 2009 under the symbol “GAME”.

On October 19, 2009, Shanda Literature attended the Frankfurt Book Fair where its digital publishing model was recognized for achievements in digital publishing.

On November 12, 2009, Shanda Pictures announced a strategic cooperation with Hunan Broadcasting and Television.

On December 1 2009, Shanda Online announced the appointment of Dr. Jing Zhu as its Chief Technology Officer.

*Please visit Shanda’s website (http://www.snda.com) for details about these and other announcements.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary. The results for the nine months ended September 30, 2009 are not necessarily indicative of the results expected for the full fiscal year or for any future period. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from the audited financial statements to this preliminary unaudited financial information.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the continuous growth of the Company, the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new casual game titles, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games Shanda intends to release in 2009, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, the risk that the Company fails to deliver continuous growth in 2009, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (“Shanda Interactive”) is a leading interactive entertainment media company in China. Leveraging its integrated interactive services platform, Shanda Interactive offers a diversified portfolio of high quality content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature, Hurray!, and various other online community and business units.  The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to chess and board games, e-sports, cartoons, literature, film, television, mobile ringtones and music. By providing a centralized platform through which Shanda Interactive can deliver its own content as well as third-party content, Shanda Interactive allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today.   Shanda Interactive:  “Interaction enriches your life”. For more information about Shanda Interactive, please visit http://www.snda.com.

Contact

Shanda Interactive Entertainment Ltd.
Mabel Hsu, IR Associate Director
Vivian Chen, IR manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com

Christensen Investor Relations
China:
Paul Collins
Phone: +86 21 6468 0334
Email: pcollins@christensenir.com
United States:,
Mike Houston: +1-212-618-1978
Email: mhouston@christensenir.com

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)
	As of December 31, 2008	As of September 30, 2009
	( As adjusted)1
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,397.8	10,639.8	1,558.0
Restricted cash	—	415.0	60.8
Short-term investments	853.3	1,988.6	291.2
Marketable securities	36.7	21.6	3.2
Accounts receivable	35.8	100.9	14.8
Inventories	3.2	37.4	5.5
Due from related parties	—	0.8	0.1
Deferred licensing fees and related costs	54.1	76.3	11.2
Prepayments and other current assets	190.3	163.0	23.9
Deferre Deferred tax assets	89.3	133.5	19.4

Total current assets	4,660.5	13,576.9	1,988.1

Investment in equity investees	61.2	82.8	12.1
Property, equipment and software	312.4	472.0	69.1
Intangible assets	476.3	788.2	115.4
Goodwill	590.3	664.1	97.3
Long-term deposits	50.4	65.6	9.6
Long-term prepayments	146.0	201.6	29.5
Long-term assets	136.0	151.9	22.2
Non-current deferred tax assets	34.7	22.5	3.4

Total assets	6,467.8	16,025.6	2,346.7

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	54.5	124.1	18.2
Licensing fees payable	203.2	269.2	39.4
Taxes payable	112.5	259.4	38.0
Deferred revenue	513.8	564.2	82.6
Due to related parties	3.0	6.7	1.0
Short term loan	—	391.8	57.4
Other payables and accruals	349.9	740.6	108.4
Deferred tax liabilities	67.8	35.6	5.2

Total current liabilities	1,304.7	2,391.6	350.2

Non-current deferred tax liabilities	31.5	42.1	6.1
Non-current income tax liabilities	9.4	9.4	1.4
Long-term liabilities	1,000.7	1,034.3	151.5
Non-current deferred revenue	1.7	4.0	0.6

Total liabilities	2,348.0	3,481.4	509.8

Equity
Ordinary shares	11.4	11.2	1.6
Additional paid-in capital	1,931.7	8,307.4	1,216.5
Statutory reserves	183.8	196.9	28.8
Accumulated other comprehensive loss	-134.0	-91.3	-13.4
Retained earnings	1,838.1	2,712.1	397.2

Total Shanda equity	3,831.0	11,136.3	1,630.7
Non-controlling interests	288.8	1,407.9	206.2

Total equity	4,119.8	12,544.2	1,836.9

Total liabilities and equity	6,467.8	16,025.6	2,346.7

(1) Reflects retrospective application of SFAS 160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51.” and FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the three months period ended,
	September 30, 2008	June 30,	September 30,
	( As adjusted)1	2009	2009
	RMB	RMB	RMB	US$
Net revenues
Shanda Games	878.3	1,158.5	1,272.0	186.3
Shanda Online	204.5	260.6	283.3	41.5
Others	93.2	107.6	133.0	19.5
Elimination	-239.5	-289.5	-305.4	-44.8

Total	936.5	1,237.2	1,382.9	202.5

Cost of services
Shanda Games	-358.9	-466.4	-518.0	-75.9
Shanda Online	-32.2	-47.2	-53.0	-7.8
Others	-53.9	-51.1	-76.7	-11.2
Elimination	192.0	226.5	248.2	36.4

Total	-253.0	-338.2	-399.5	-58.5

Gross profit
Shanda Games	519.4	692.1	754.0	110.4
Shanda Online	172.3	213.4	230.3	33.7
Others	39.3	56.5	56.3	8.3
Elimination	-47.5	-63.0	-57.2	-8.4

Total Overall gross profit margin	683.5	899.0	983.4	144.0

Operating expenses:
Product development	-65.0	-90.1	-99.6	-14.6
Sales and marketing	-87.6	-125.2	-146.9	-21.5
General and administrative	-149.4	-170.3	-226.2	-33.1

Total operating expenses	-302.0	-385.6	-472.7	-69.2

Income from operations	381.5	513.4	510.7	74.8
Interest income, net/(expense)	13.5	-12.4	-13.1	-1.9
Other income, net	39.4	45.5	84.8	12.4

Income before income tax expenses, equity in • loss of affiliates	434.4	546.5	582.4	85.3
Income tax expense	-93.3	-110.3	-131.2	-19.2
Equity in loss of affiliates	0	-5.5	-14.1	-2.1

Net income	341.1	430.7	437.1	64.0
Less: Net income attributable to non-controlling interests	-4.0	-3.8	-1.8	-0.3

Net income attributable to ordinary shareholders	337.1	426.9	435.3	63.7

Earnings per share:
Basic	2.34	3.20	3.25	0.48
Diluted	2.31	3.07	3.09	0.45
Earnings per ADS:
Basic	4.68	6.40	6.50	0.96
Diluted	4.62	6.14	6.18	0.90
Weighted average ordinary shares outstanding:
Basic	144,252,052	133,572,853	133,858,259	133,858,259
Diluted	145,784,686	139,115,227	139,074,649	139,074,649
Weighted average ADS outstanding:
Basic	72,126,026	66,786,427	66,929,130	66,929,130
Diluted	72,892,343	69,557,613	69,537,325	69,537,325
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating profit	392.8	531.5	595.0	87.1
Share-based compensation cost	-11.3	-18.1	-84.3	-12.3

GAAP operating profit	381.5	513.4	510.7	74.8

Non-GAAP net income attributable to ordinary shareholders	348.4	445.0	519.6	76.0
Share-based compensation cost	-11.3	-18.1	-84.3	-12.3
GAAP net income attributable to ordinary shareholders	337.1	426.9	435.3	63.7

Non-GAAP diluted earnings per ADS	4.78	6.40	7.40	1.08
Share-based compensation cost per ADS	-0.16	-0.26	-1.22	-0.18
GAAP diluted earnings per ADS	4.62	6.14	6.18	0.90

(1) Reflects retrospective application of SFAS 160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51.” and FSP APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement).”

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)
	For the nine months period ended,
	September 30,
	2009
RMB		US$
Net revenues
Shanda Games	3,470.5	508.2
Shanda Online	771.2	112.9
Others	322.9	47.3
Elimination	-837.4	-122.6

Total net revenues	3,727.2	545.8

Cost of services
Shanda Games	-1,399.2	-204.9
Shanda Online	-157.0	-23.0
Others	-170.6	-25.0
Elimination	683.0	100.0

Total cost of services	-1,043.8	-152.9

Gross profit
Shanda Games	2,071.3	303.3
Shanda Online	614.2	89.9
Others	152.3	21.3
Elimination	-154.4	-21.6

Total overall gross profit margin	2,683.4	392.9

Operating expenses:
Product development	-288.6	-42.3
Sales and marketing	-369.1	-54.0
General and administrative	-545.9	-79.9

Total operating expenses	-1,203.6	-176.2

Income from operations	1,479.8	216.7
Interest income, net/(expense)	-38.8	-5.7
Other income, net	159.6	23.4

Income before income tax expenses, equity in • loss of affiliates	1,600.6	234.4
Income tax expense	-336.8	-49.3
Equity in loss of affiliates	-29.2	-4.3

Net income	1,234.6	180.8
Less: Net income attributable to non-controlling interests	-11.4	-1.7

Net income attributable to ordinary shareholders	1,223.2	179.1

Earnings per share:
Basic	9.11	1.33
Diluted	8.80	1.29
Earnings per ADS:
Basic	18.22	2.66
Diluted	17.60	2.58
Weighted average ordinary shares outstanding:
Basic	134,299,782	134,299,782
Diluted	138,380,564	138,380,564
Weighted average ADS outstanding:
Basic	67,149,891	67,149,891
Diluted	69,190,282	69,190,282
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP operating profit	1,596.0	233.7
Share-based compensation cost	-116.2	-17.0

GAAP operating profit	1,479.8	216.7

Non-GAAP net income attributable to ordinary shareholders	1,339.4	196.1
Share-based compensation cost	-116.2	-17.0
GAAP net income attributable to ordinary shareholders	1,223.2	179.1

Non-GAAP diluted earnings per ADS	19.28	2.82
Share-based compensation cost per ADS	-1.68	-0.24
GAAP diluted earnings per ADS	17.60	2.58